Exhibit 99.1

MAPFRE MSV Life Goes Live with Sapiens’ CoreSuite for Life and Pensions

MAPFRE Malta rolls out world-leading, cloud-based platform, including policy administration, digital portals and advanced analytics, to enhance and expand their services

November 16, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that MAPFRE MSV Life p.l.c (MMSV) – the leading provider of life insurance protection, long term savings and retirement planning in Malta – has gone live with Sapiens’ life & pension core suite and digital solution. The project is the first of its kind in MAPFRE to be wholly cloud supported by the Azure Cloud platform offering MMSV the highest level of flexibility, security and business continuity for its core business systems and facilitating a rapid digital transformation project.

The partnership includes the implementation and integration of an end-to end solution for Life and Pension, including a robust policy administration system, integrated digital API layer and portals, as well as an analytics solution to support self-sufficiency, process reviews and improve business conclusions. Sapiens’ solutions will enable MMSV to pursue exponential growth in its chosen markets, while simultaneously enhancing data quality and providing vital business insights. MMSV will consolidate multiple legacy systems using Azure cloud, thereby reducing risk and cost.

The first phase of implementation was completed after only 15 months, despite the interruption of the COVID-19 global pandemic. This first phase will consolidate MMSV’s Protection onto a single administration platform. The next phase will consolidate MMSV’s Investments and Group business offering.

“MAPFRE MSV has achieved considerable business success in the Maltese Life Market in recent years.” said Luciano Anastasi, MMSV CIO. “Our continued partnership with Sapiens provides us with the necessary technology and business tools we need to rapidly scale up our activities, simplify our legacy programs and offer the best service possible to our customers. Sapiens Core Suite for Life and Pensions will streamline our operations, integrating seven distinct systems all into one easily accessible cloud-based platform to maximize our efficiency. We intend on leveraging our success in the Maltese market to roll out additional services across MAPFRE territories.”

“Sapiens is delighted to contribute to the work of MMSV and are excited to see that MMSV have gone live with our Life and Pensions platform,” said Tal Sharon, president of the Sapiens Life division. “Our digital solutions equip our customers with the business insights and capabilities they need to excel in an increasingly digital marketplace. We are proud to have supported MSV on their digital transformation journey and look forward too many more years working closely together”.

Sapiens CoreSuite for Life & Pension is a flagship solution designed to enable insurance providers to quickly and efficiently address the challenges of a highly regulated and increasingly competitive marketplace. The end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life & pension market. Sapiens Digital Suite offers end to end, holistic and seamless digital experience for customers, agents, brokers, customer groups and third-party service providers. Sapiens Intelligence for Life & Pension offers providers complete analytic capabilities.

About MAPFRE

MAPFRE is a global insurance company operating on all five continents and are the leading insurance provider in the Spanish market, the number one non-life insurer in Latin America and one of the 15 largest European insurance groups in terms of premium volume. MAPFRE has 5,100 offices around the world with more than 34,000 employees, over 79,000 intermediaries and over 26 million clients. All of whom helped the company to post net profit of above 609 million euros in 2019. For more information: www.mapfre.com.

About MAPFRE MSV Life

MAPFRE MSV Life p.l.c. (MMSV) is the leading provider of life insurance protection, long term savings and retirement solutions in Malta. MMSV is jointly owned between Bank of Valletta p.l.c. and MAPFRE Middlesea p.l.c. MMSV offers a vast product portfolio that ranks amongst the highest in the market in terms of quality, performance and price. For more information: www.msvlife.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com